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Exhibit 99

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2003

Revenues up 13%, Profit Before Tax up 98%; Completed Acquisition of Virage

Autonomy's third quarter conference call will be available live on the World Wide Web at
www.autonomy.com on Friday, October 24, 2003 at 9:30 a.m. BDT/4:30 a.m. EDT/1:30 a.m. PDT

SAN FRANCISCO, California and CAMBRIDGE, England—October 24, 2003—Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the third quarter and nine months ended September 30, 2003.

Financial Highlights

	Three Months Ended
	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002
	(unaudited)
Results in US$ ($000's except per share)
Revenues	$13,012	$12,954	$11,546
Gross profit	12,425	12,535	$11,250
Gross profit margin	95%	97%	97%
Profit before tax (GAAP)	$1,605	$1,749	$809
Net profit (GAAP)	$1,303	$1,449	$680
EPS
—basic	$0.01	$0.01	$0.01
—diluted	$0.01	$0.01	$0.01
Profit before tax (adjusted)*	$1,295	$2,042	$1,672
Net profit (adjusted)*	$1,086	$1,654	$1,419

*
Adjusted net profit and adjusted profit before tax exclude translational foreign exchange gains and losses, impairment of equity investments and associated tax effects for all periods (see page 3).

Third Quarter 2003 Corporate Highlights

  •
  Fifteenth consecutive quarter of profitability

  •
  Revenues up 13% year-on-year

  •
  Profit before tax up 98% and net income up 92% year-on-year, respectively

  •
  Results ahead of market consensus

  •
  Gross margins remain high at 95%

  •
  Aungate™ completes landmark sale to the U.S. Securities and Exchange Commission

  •
  Autonomy chosen as corporate standard for AstraZeneca after year-long competitive trials

  •
  Operating profits up 56% from Q3 2002

  •
  Average contract size remains stable at approximately $340,000

  •
  R&D investment continues to increase, up 17% from Q3 2002, and up 20% in first nine months over same period in 2002

  •
  Strong balance sheet with over $102 million in cash after share buyback of approximately $4.5 million and purchase of Virage for approximately $14 million

  •
  Deferred revenue at record levels, reflecting strong renewals

  •
  Continued uptake of Aungate™ compliance applications and Audentify™ call center applications

  •
  Blue chip Q3 2003 wins include the National Basketball Association, the U.S. Securities and Exchange Commission, Astra Zeneca, the BBC, Telecom Italia, the National Australia Bank, Gillette, Sun Microsystems, the German government and various U.S. Federal government agencies

  •
  Established office in Beijing and won contract with the Chinese National Library of Science

  •
  OEM program performed well, with five contracts including agreements with BEA and Novell

  •
  Completed acquisition of Virage and integration of product set with Autonomy's Dremedia division

        Commenting on the results, Dr. Mike Lynch, Group CEO of Autonomy said today: "We are pleased to announce that our third quarter 2003 results are ahead of market consensus. The end of the third quarter saw a significant recovery in activity levels across our markets, which has continued into the fourth quarter, although we believe it is premature to judge the fragility or robustness of this effect. During the third quarter Autonomy's core business saw strong growth which more than offset the expected disruption of our Dremedia division's sales during the integration of the Virage acquisition."

        Dr. Lynch continued, "We are particularly proud of two very significant contracts in the quarter. Autonomy's IDOL Server™ was chosen by AstraZeneca as the enterprise-wide corporate standard after a year-long competitive trial against legacy technologies. Also in the quarter Autonomy's Aungate™ division won a landmark license with the United States Securities and Exchange Commission (SEC) for advanced investigation analytics. As previously announced, Autonomy completed the acquisition of Virage late in the third quarter, and customers have commenced evaluation of the newly integrated Dremedia/Virage products for fourth quarter purchase. Also during the third quarter we completed the corporate integration which will bring Virage's cost base to near breakeven in the fourth quarter. As a result of the technology and corporate integrations, we believe that Virage is well positioned to exploit its clear leadership position."

Third Quarter and Nine Month 2003 Financial Highlights

        Revenues for the third quarter totalled $13.0 million, up 0.4% from $13.0 million for the second quarter of 2003, and up 13% from $11.5 million for the third quarter of 2002. U.S./Asia Pac revenues of $7.8 million were 60% of total revenues and U.K./European revenues totalling $5.2 million were 40% of total revenues in the third quarter of 2003. Revenues for the nine months ended September 30, 2003 totalled $37.9 million, up 0.3% from $37.8 million for the nine months ended September 30, 2002.

        Gross profits for the quarter were $12.4 million, down 1% from $12.5 million in the second quarter of 2003, and up 10% from $11.3 million in the third quarter of 2002. Third quarter gross margins were 95%, compared to 97% in each of the second quarter of 2003 and the third quarter of 2002. Gross profits for the nine months ended September 30, 2003, were $36.5 million, down 2% from $37.0 million for the nine months ended September 30, 2002. Gross margins for the nine months ended September 30, 2003, were 96%, compared to 98% for the nine months ended September 30, 2002.

        Net profit (adjusted) for the third quarter of 2003 was $1.1 million (GAAP—$1.3 million), or $0.01 per diluted share (adjusted and GAAP), compared to net profit (adjusted) of $1.7 million

(GAAP—$1.4 million), or $0.01 per diluted share (adjusted and GAAP), for the second quarter of 2003 and compared to net profit (adjusted) of $1.4 million (GAAP—$0.7 million) or $0.01 per diluted share (adjusted and GAAP), for the third quarter of 2002. Adjusted net profit excludes translational foreign exchange gains and losses, impairment of equity investments and associated tax effects for all periods. Net profit for the nine months ended September 30, 2003, was $4.1 million, or $0.03 per diluted share, compared to net profit of $5.2 million, or $0.04 per diluted share, for the nine months ended September 30, 2002.

        Cash balances were $102.2 million at September 30, 2003, a decrease from the prior quarter reflecting share repurchases of approximately $4.5 million during the quarter and the closing of the Virage transaction during the quarter for approximately $14 million net of costs. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 1,344,895 shares at an average price of £2.07 per share. In total, Autonomy has purchased for cancellation 16,599,539 shares at an average price of £1.56 per share.

        Despite strong cash collection, accounts receivable days sales outstanding were 140 days for the third quarter of 2003, compared to 136 days for the second quarter of 2003, primarily due to a delay in payment by a specific European government customer for a significant transaction. This payment was collected in the first week of the fourth quarter, and combined with other collections in the first two weeks of the fourth quarter DSOs would have been sub-100 days. Receivables for the third quarter of 2003 were $20.2 million compared to $19.6 million for the second quarter of 2003, and compared to $17.2 million for the third quarter of 2002. Deferred revenues were $10.3 million gross ($5.9 million net) at September 30, 2003, compared with $9.0 million gross ($5.1 million net) at June 30, 2003, and compared with $7.7 million gross ($3.3 million net) at September 30, 2002. The increase in deferred revenues reflects strong support and maintenance renewals.

        Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services. Consequently, the adjusted results exclude charges not reflective of Autonomy's core ongoing operational business, namely, translational foreign exchange gains and losses, impairment of equity investments and associated tax effects. Management uses the adjusted results to assess the financial performance of Autonomy's core business. A reconciliation of adjustments to GAAP is set forth in the tables at the end of this press release.

Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major new customer wins included: the National Basketball Association, USG Corp, Ultimate Software Group, France Telecom, WE Energy, Watson Wyatt, the Chinese National Library of Science, the German government and the U.S. Securities and Exchange Commission. Repeat business from existing customers accounted for approximately 36% of revenue for the quarter, and included customers such as Astra Zeneca, the BBC, the U.K. Department of Trade and Industry, Swedish Defence, Telecom Italia, the National Australia Bank, Gillette, Sun Microsystems and Union Bank of California, as well as various U.S. Federal government agencies, such as various intelligence agencies and the U.S. Navy.

Strategic Partnerships and OEMs

        Autonomy's OEM Program continued on track during the third quarter with five contracts, including agreements with BEA and Novell. Despite the traditional summer slow-down in software sales, OEM-derived revenues for the third quarter of 2003 of $2.0 million accounted for approximately 15% of revenues, compared to $2.4 million for the second quarter of 2003.

Q3 Corporate Developments

        During the third quarter of 2003 Autonomy saw continued uptake of its Aungate compliance applications and Audentify call center applications. Also during the quarter Autonomy completed the acquisition of Virage ahead of schedule. Finally, during the quarter Autonomy was again recognized for its market leadership and unmatched technology. For example, AMR Research Alert noted that: "Enterprises would do well to investigate the application of innovative technologies and cutting-edge approaches to accomplishing their business needs… A company that never fails to impress us with its own innovation, Autonomy will now count on its customers to embrace innovative technologies," and Giga stated that "Autonomy's Buy of Virage is Picture Perfect." Also during the quarter Autonomy was recognized by Forester as one of the market leaders for its market presence, current strategy and offerings.

About Autonomy Corporation plc

        Autonomy Corporation plc (LSE: AU.; Nasdaq: AUTN; Nasdaq Europe: AUTN) is a global leader in infrastructure software for the enterprise. Autonomy's technology allows the automatic processing, categorization, retrieval and understanding of unstructured information and is used to power applications as varied as call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. By automating the processing of information, Autonomy software removes the need for dependency on manual labor and the costly effects that manual labor entails, delivering a compelling return on investment.

        Other divisions in the Autonomy group include Aungate, specializing in software for compliance and electronic communications, Audentify, in contact center technology and Virage, a provider of video and rich media software. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Brio, Citrix, Computer Associates, EDS, IBM Global Services, iManage, Novell, Novient, Vignette and Sybase. The company has offices worldwide.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Ian Black, Director of Corporate Communications Autonomy Corporation plc +44 (0)1223 448 000	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended			Nine Months Ended
	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002
	(unaudited)			(unaudited)
Revenues	$13,012	$12,954	$11,546	$37,921	$37,793
Cost of revenues	(587)	(419)	(296)	(1,443)	(757)

Gross profit	12,425	12,535	11,250	36,478	37,036
Operating expenses:
Research and development	(2,804)	(2,718)	(2,401)	(7,951)	(6,609)
Sales and marketing	(6,922)	(6,937)	(6,883)	(20,915)	(23,288)
General and administrative	(2,137)	(1,868)	(1,606)	(5,906)	(4,548)

Total operating expenses	(11,863)	(11,523)	(10,890)	(34,772)	(34,445)

Profit from operations	562	1,012	360	1,706	2,591
Interest income, net	733	1,030	1,312	2,905	3,827
Gain (loss) on foreign exchange	310	(293)	(413)	701	(199)
Impairment of equity investments	—	—	(450)	—	(795)

Profit before income taxes and share of loss of associated company and minority interest	1,605	1,749	809	5,312	5,424
Provision for income taxes	(342)	(206)	(93)	(1,153)	69
Share of loss of associated company and minority interest	40	(94)	(36)	(78)	(253)

Net profit	$1,303	$1,449	$680	$4,081	$5,240

Basic earnings per share	$0.01	$0.01	$0.01	$0.04	$0.04

Diluted earnings per share	$0.01	$0.01	$0.01	$0.03	$0.04

Weighted average ordinary shares outstanding	111,866	113,746	127,214	115,734	127,346
Weighted average ordinary shares outstanding, assuming dilution	113,322	114,457	127,759	117,048	127,897

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002
	(unaudited)
Profit before income taxes	$1,605	$1,749	$809
(Gain) loss on foreign exchange	(310)	293	413
Impairment of equity investments	—	—	450

Adjusted profit before tax	1,295	2,042	1,672
Tax effect on gain (loss) on foreign exchange	93	(88)	(124)
Provision for income taxes	(342)	(206)	(93)
Share of profit (loss) of associated company and minority interest	40	(94)	(36)

Adjusted net profit	$1,086	$1,654	$1,419

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As at
	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$102,222	$120,345	$148,055
Accounts receivable, net of allowances for doubtful accounts of $3,683, $3,357 and $2,793 as of Sept. 30, 2003, June 30, 2003 and Sept. 30, 2002, respectively	20,217	19,642	17,204
Prepaid expenses and other current assets	4,423	5,096	6,008
Deferred tax asset	785	652	684

Total current assets	127,647	145,735	171,951
Property and equipment	12,336	5,167	4,628
Less accumulated depreciation	(10,149)	(3,126)	(2,476)

Property and equipment, net	2,187	2,041	2,152
Intangible assets, net	2,190	2,422	762
Goodwill, net	30,780	4,987	4,719
Other investments, cost	1,447	1,434	2,159
Deferred tax asset	477	475	—

TOTAL ASSETS	$164,728	$157,094	$181,743

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,986	$2,137	$2,102
Taxes payable, including corporation tax	—	—	—
Accrued expenses	11,213	4,251	5,938
Deferred revenue	5,903	5,143	3,301

Total current liabilities	20,102	11,531	11,341
Shareholders' equity:
Ordinary shares(1)	575	582	657
Additional paid-in capital	119,394	122,643	157,506
Treasury stock, at cost	(1,775)	(1,775)	(414)
Retained earnings	13,403	12,100	8,434
Other accumulated comprehensive income	13,029	12,013	4,219

Total shareholders' equity	144,626	145,563	170,402

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$164,728	$157,094	$181,743

(1)
At September 30, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 111,069,784 issued and outstanding; as of June 30, 2003, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 112,339,762 issued and outstanding; as of September 30, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 126,425,193 issued and outstanding.

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended			Nine Months Ended
	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002
	(unaudited)			(unaudited)
Cash flows from operating activities:
Net profit	$1,303	$1,449	$680	$4,081	$5,240
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	491	352	324	1,114	863
Share of (profit) loss of associated company and minority interest	(40)	94	36	78	253
Impairment of equity investments	—	—	450	—	795
Equity investment received for non-cash consideration	—	—	—	—	(825)
Deferred tax	2	99	225	174	207
Foreign currency movements	(310)	293	413	(701)	199
Changes in operating assets and liabilities:
Accounts receivable	117	(1,255)	(119)	(4,391)	(2,358)
Prepaid expenses and other current assets	542	(901)	(723)	277	(1,440)
Deferred revenues	(1,002)	114	126	(1,108)	42
Accounts payable	371	(275)	323	(497)	(137)
Accrued expenses	(975)	(948)	(1,233)	(2,690)	(5,643)

Net cash used in operating activities	499	(978)	502	(3,663)	(2,804)

Cash flows from investment activities:
Purchase of equipment	(111)	(183)	(162)	(365)	(456)
Purchase of intangibles	—	(390)	78	(426)	(751)
Purchase of investments, net of cash acquired	(14,568)	(7)	—	(14,575)	—

Net cash used in investing activities	(14,679)	(580)	(84)	(15,366)	(1,207)

Cash flows from financing activities:
Purchase of company shares	(4,526)	(7,372)	(2,573)	(30,347)	(2,573)
Proceeds from issuance of shares, net of issuance costs	152	9	5	161	967

Net cash (used in) provided by financing activities	(4,374)	(7,363)	(2,568)	(30,186)	(1,606)

Effect of foreign exchange on cash and cash equivalents	431	5,013	2,236	3,965	10,068

Net (decrease) increase in cash and cash equivalents	(18,123)	(3,908)	86	(45,250)	4,451
Beginning cash and cash equivalents	120,345	124,253	147,969	147,472	143,604

Ending cash and cash equivalents	$102,222	$120,345	$148,055	$102,222	$148,055

Supplemental disclosure of cash flow information:
Income taxes paid	$(253)	$(280)	$(535)	$(533)	$(3,300)

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.    Basis of presentation

        The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or the "Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's financial statements for the year ended December 31, 2002, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the Consolidated Financial Statements do not include all information and footnotes required by US GAAP. All information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and nine months ended September 30, 2003, are not necessarily indicative of the operating results for future operating periods. The interim financial statements should be read in connection with the audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2002, and the risk factors as set forth in the Form 20-F.

2.    Geographical information

	Three months ended
	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002
	(Unaudited)
Revenue by country:
US	$7,550	$5,994	$6,828
UK/Europe	5,181	6,620	4,261
Rest of World	281	340	457

Total	$13,012	$12,954	$11,546

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  Exhibit 99